SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20459

_______________

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GETTHERE INC.
(Name of Subject Company)

GETTHERE INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value Series D1 Preferred Stock, $0.0001 Par Value Series D2 Preferred Stock, $0.0001 Par Value
(Title of Class of Securities)

374266-10-4
(CUSIP Number of Class of Securities)

Gadi Maier President and Chief Executive Officer GetThere Inc. 4045 Campbell Avenue Menlo Park, California 94025 (650) 752-1500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copy to:
Richard Vernon Smith, Esq. Orrick, Herrington & Sutcliffe llp Old Federal Reserve Bank Building 400 Sansome Street San Francisco, California 94111 (415) 392-1122
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

From: Gadi Maier

Sent: Monday, August 28, 2000 4:44 AM

To: All Employees

Subject: Important company announcement

INTERNAL COMMUNICATION ONLY

DO NOT FORWARD OR DISTRIBUTE

OUTSIDE OF GETTHERE INC.

Dear Fellow Employees:

Last night, the GetThere Inc. Board of Directors unanimously approved the acquisition of GetThere Inc. by Sabre Holdings Corporation for $757 million in cash, or $17.75 per share.

I would like to take this opportunity to express why I believe this is an exciting opportunity and a positive step for all of us going forward. Our market position is a direct result of our company being made up of incredible individuals. Each of you has contributed to our success and I want to thank you and remind you that this is just the beginning. I've scheduled an All-Hands meeting for today at 9:15 AM PDT. At the bottom of this message are all the participation details and dial-in instructions.

First, I want you to know that we are not changing our name, our address, or our approach to the business. We are and will remain GetThere Inc., the nation's leading provider of business-to-business online travel procurement solutions.

Merging the world leader in information technology for the travel industry and the leader in online travel procurement offers major benefits to our employees, existing and prospective customers, as well as our business partners. The combined group will provide additional resources and infrastructure to take advantage of a rapidly growing market. The decision to combine organizations and move forward together opens doors and expands our market reach. The combined company will strengthen our position as a market leader, enabling the acceleration of the GetThere Marketplace for business-to-business travel services.

I will continue as president of the combined organization that will incorporate Sabre's BTS unit and be headquartered in Menlo Park, operating as a separate business unit of Sabre. As we work together to finalize the details and structure of the new organization, be assured that operations will remain unchanged. We will continue to develop cutting-edge products with a commitment to the GetThere Marketplace and our direct connect strategy. We will work actively to increase our customer base, recruit the best talent, and continue to revolutionize the biggest business on earth! In short, our operation will be business as usual.

There is much to be done to make this partnership successful and we will communicate regularly with news and updates. I also want to take this time to reiterate how important each and every one of you is to GetThere. Our direction has proven to be the right one; our approach to business will continue unchanged. Please know that this decision was not made lightly, but with the intention of creating a stronger GetThere for the benefit of our customers and employees.

As I'm sure there will be many questions, I've attached the GetThere Inc. press release as well as anticipated questions and answers. At today's All Hands meeting, we'll get together as a company and discuss the new direction and opportunities. In the days ahead, look to gtweb as a forum for continued communications.

Sincerely,

Gadi

Théda W. Page Whitehead Dan Toporek

Sabre GetThere

(817) 967-1859 (650) 752-1627 theda.whitehead@sabre.com toporek@getthere.com

Sabre to Acquire GetThere

Creates Leading E-Commerce Travel Platform for Corporations and Suppliers

Fort Worth, Texas/Menlo Park, California, (August 28, 2000) - Sabre Holdings Corporation (NYSE: TSG), the world leader in travel marketing and distribution, today announced that it has entered into an agreement to acquire GetThere, Inc. (NASDAQ:GTHR) in an all cash tender offer for all outstanding shares of GetThere common stock at $17.75 per share, or $757 million. The acquisition will bring together the top two players in the online business-to-business corporate travel channel and the business- to-consumer e-commerce channel for airlines, travel suppliers and travel agencies.

GetThere would be combined with the Sabre Business Travel Solutions (BTS) unit to create the industry's leading online travel platform for corporations and suppliers, with leading-edge technologies, innovative services and content, and an unparalleled roster of blue-chip customers. Upon closing of the transaction, the new Sabre company will operate under the GetThere name and will be based in Menlo Park, California. Gadi Maier, current GetThere chairman, president and CEO, will be president of the combined organization, and will report to Hannigan.

"This acquisition will establish Sabre as the category leader in the fast growing online corporate and supplier Web site space," said William J. Hannigan, chairman, president and chief executive officer of Sabre. "Together, we will bring expanded benefits to customers, suppliers and shareholders. Our combined technology and expertise will enable us to offer the broadest range of services and content, and to create enhanced revenue-generating opportunities in a rapidly changing marketplace."

"We are pleased that Gadi Maier has agreed to lead this new Sabre company and look forward to working with him as a key member of our senior management team," said Hannigan.

"By combining the competencies and resources of both GetThere and Sabre, we can deliver unparalleled services globally," said Gadi Maier. "Together, we will accelerate the proliferation of online travel technology and continue to revolutionize the travel industry."

The acquisition will bring together an extensive list of customers, representing an estimated $28 billion in travel and entertainment spending. Corporate customers, which include Boeing, Chevron, Cisco Systems, Citicorp, Dell, General Electric, Lucent, Nike and Nortel, have already reduced their travel expenses by up to 30 percent through the implementation of tools from Sabre and GetThere. In addition, travel suppliers and retailers leverage the technology capabilities of GetThere and Sabre to deliver best in class consumer Web sites. These customers include major airlines such as United Airlines, America West, US Airways and Swissair, and retailers such as American Express, Cheap Tickets and Travelocity.com.

Under the terms of the agreement, which was unanimously approved by GetThere's board of directors, the transaction will include a tender offer, which is expected to commence during the week of September 4, 2000. The transaction is expected to close in the fourth quarter of 2000, subject to regulatory clearance and customary closing conditions.

The combined businesses will have estimated 2000 revenues of approximately $50 million and are anticipated to help fuel Sabre's growth over the long term. The financial impact of this acquisition, coupled with the cost-savings of approximately $100 million generated from the Sabre's worldwide cost- cutting initiative described below, will have a neutral impact to earnings in 2001.

Sabre has made a number of recent strategic investments in support of its strategy to be the premier electronic travel marketing and distribution company. Earlier this month the company acquired Gradient Solutions Limited, a Dublin, Ireland based technology company that provides e-commerce solutions to the global travel marketplace. In June, the company announced the acquisition of a 51 percent ownership in Dillon Communications Systems, the fastest-growing supplier of electronic travel distribution in Germany. Earlier this year the company merged Preview Travel and Travelocity.com, creating the clear leader in the consumer online travel channel.

About Sabre

Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. Sabre reported 1999 revenues of $2.4 billion, up 5.6 percent from 1998. Net earnings excluding special items were $264 million, up 15.2 percent from the prior year. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre. Sabre maintains a 70% ownership interest in Travelocity.com (Nasdaq: TVLY), the world's leading online B2C travel site.

About GetThere

GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services. GetThere's systems are used to provide online travel procurement to employees at leading corporations such as Boeing, Chevron, Cisco, Cox Communications, Lucent, MetLife, Nike and Xerox. GetThere also powers online travel sites for leading airlines, including Alitalia, All Nippon Airways, America West, British Airways, Northwest Airlines, TWA and United Airlines. GetThere can be found on the Web at http://www.GetThere.com.

# # #

This news release is for informational purposes only. It does not constitute an offer to purchase shares of GetThere or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). At the time Sabre commences a tender offer, Sabre will file with the SEC a tender offer statement and GetThere will file with the SEC a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all shareholders of GetThere at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025, Attention: Investor Relations, Telephone: 650.752.1500.

Statements in this news release that are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth, are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements in this release are based upon information available to Sabre and GetThere on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including risks related to: maintaining existing GetThere customer and employee relationships; competition and technological innovation by competitors; risks related to technology, including the integration of the Sabre and GetThere technology; seasonality of the travel industry and booking revenues; sensitivity to general economic conditions and events that affect airline travel; risks associated with international operations; and legal and regulatory issues. Further information regarding factors that could affect Sabre's financial and other results is included in Sabre's and GetThere's filings with the Securities and Exchange Commission. Sabre and GetThere undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

# # #

  Why did the GetThere Board of Directors approve the acquisition?
    The GetThere management team and board view this as a very good outcome for shareholders and employees. By combining the leading provider of information technology to the travel industry with the leader in online travel procurement, a single operation is created that can achieve profitability much more quickly. By accelerating the adoption of Internet travel technology and by combining technical, marketing and financial resources, we believe we'll create a greater force for change in the travel industry.
  What is the timetable for the acquisition?
    The transaction is expected to be completed, or "closed", in the fourth quarter of 2000, subject to regulatory clearance and customary closing conditions.
  During the interim period before closing, will there be any operational changes?
    Operations will continue as before until the acquisition is completed.
  Who is Sabre?
    Sabre is the global leader in providing information technology for the travel and transportation industries. Sabre has two primary lines of business - travel marketing and distribution (including Sabre BTS in the B2B market), and outsourcing and software solutions. The company is headquartered in Dallas/Fort Worth, Texas, and has more than 10,000 employees worldwide. Sabre BTS has an extensive list of customers which includes Citicorp, Dell Computer, General Electric and Nortel. The Sabre Group reported 1999 revenues of $2.4 billion. Sabre also maintains a 70% ownership interest in Travelocity.com. More information on Sabre is available at www.sabre.com.
  How will a 10,000-person company based in Dallas acquire a recently public start-up company like GetThere?
    As an Internet company with Silicon Valley roots, we will maintain our aggressive, fast moving approach to business. Further, Sabre is engaged in a vigorous campaign under its new management to revitalize the company and expand into new areas of business.
  What will the combined company look like?
    Although it's still early and we have many details to work out, the combined company will be bigger and stronger. We will have resources and leadership from both entities, and Gadi continuing as President.
  Where will the headquarters of the new business unit be located?
    We will continue to be headquartered in Menlo Park and continue as GetThere. Significant activities will continue in Dallas and other locations.
  What if I'm in a different location or a field employee...Will I have to relocate?
    There are no planned relocations. However, there may be some Sabre employees who wish to relocate to the Menlo Park headquarters. Sabre has offices in many of the same cities where we are currently located, such as Dallas, New York and London. We will work together to integrate locations where it makes financial and business sense. Additionally, we have a positive history of managing a physically distributed employee base and we will continue to do so. Our approach is hire the best...wherever they are!
  Am I now a Sabre employee?
    No, you are still a GetThere Inc. employee and will remain a GetThere employee until the acquisition is finalized. Once the transaction is approved and finalized, GetThere will retain its name and will operate as a separate Sabre company.
  Who will I report to?
    You will continue to report to your current manager. As the acquisition is finalized over the next several months, we will also finalize the organizational structure and management team. The management team will be comprised of a combination of GetThere and Sabre personnel. The structure should remain unchanged except that the combined company will be much larger than the current GetThere.
  How and when will I know what my position is with the new business?
    Right now the focus is business as usual and there will be no change to your job or your role. We understand that this is easier said than done but be assured that the new organization will be defined as quickly and thoroughly as possible. The management teams of both organizations will provide regular updates to employees.
  What kind of retention plan has been put in place for GetThere employees?
    All employees that remain with GetThere through close will receive:
      25% additional vesting, (one year) of their total option grant (however, this does not apply to a few employees who already have accelerated vesting terms).
      All non-exempt employees will be awarded a cash bonus within 30 days after the closing date.
      At the time of close, all exempt employees will be paid a pro rata portion of their unpaid bonus for the bonus period.
    Exempt employees that remain with the new organization for at least one year after the closing date will receive a retention bonus.
  Will there be layoffs or terminations?
    Our intent is to build and develop a best of breed organization. We understand that as we combine talents from both groups there may be redundancies in some positions, but we feel that those will be minimal. However, in the event that there are terminations, we have secured severance benefits for our employees:
      25% additional vesting of the total grant for any employee terminated within six months following the close. This plus the 25% vesting at the close of the acquisition totals 50% (or 2 years additional vesting) of total grant
      Base salary severance of 1-3 months
  Will my compensation change as a result of the acquisition?
    No.
  Will I still be eligible for my bonus or overtime?
    All employees will receive this year's prorated bonus when the acquisition closes.
    Non-exempt employees who have been with the company for at least 2 months prior to the close of the acquisition will be eligible for a $500 bonus to be paid within 30 days after the close.
  Will we continue the same performance evaluation/salary review process this year?
    Yes.
  Will my service time with GetThere carry over for the purposes of sick time and vacation?
    This issue is being finalized. We will work to get you the information as quickly as possible.
  What will happen to my current benefits like medical, dental and vision?
    Benefits will remain unchanged through December 31, 2000. We are currently comparing the GetThere benefits plan with the Sabre benefits plan and should have a detailed analysis of their offering by the end of September. We expect that in January, 2001 we will move to Sabre's new benefits plan.
  What will happen to my 401(k)
    Nothing. Like your medical, dental, vision and other benefits, your 401(k) will remain in place until the closing of the acquisition. At that time we will incorporate employees into the very attractive Sabre plan. Starting Jan 01, 2001 the company provides an automatic contribution of 2.75% of your base pay - even if you don't contribute. The company also provides a match of $.50 on the dollar up to a maximum of 6% of your pre-tax contribution. In other words, if you contribute 6% of your base pay, you may receive an additional 5.75% of base pay in the form of a matching contribution.
  What will happen to my GetThere stock options?
    All GetThere employees (except those few employees who already have accelerated vesting benefits) will have 25% accelerated vesting of their total option grants at close. Effectively, this means that at closing, you will be given one year of additional vesting on your current options.
    At the time of closing, unexercised vested and unvested options to purchase GetThere common stock will be converted to options to buy Sabre common stock. The conversion ratio (both of the new number of shares and the new exercise price) will be based on the average price of Sabre shares for the five trading days prior to closing; the intrinsic value of your option immediately before and after closing will remain unchanged. The vesting schedule and restrictions will not be affected by this conversion.
  What if I already own GetThere stock?
    You will be able to tender your shares as part of Sabre's acquisition offer, and will receive $17.75 per share at closing. As a shareholder, you will be notified at a later date how to tender your shares.
  What will happen to the GetThere ESPP?
    The accumulation period and the offering period will terminate early. All payroll deductions for the accumulation period in which the transaction occurs will automatically be applied to the purchase of our common stock immediately before the closing date, and you will receive a cash payment consistent with the offer price.
  Will I receive stock/stock options in Sabre? When, and how many?
    Once the acquisition is final, GetThere employees will be eligible for the same stock option and stock purchasing benefits provided to all Sabre employees.
  Will we get flight privileges?
    No. Because of the contract Sabre has with American Airlines, no employees who joined Sabre as employees after the spin off from AMR on March 15, 2000 receive flight privileges. Therefore, GetThere employees will not qualify.
  Will we get to keep our IATAN cards?
    Yes.
  How is the integration process going to work?
    A team of employees from both organizations will spearhead the integration process. This team will work on everything from process, product, people, systems, and organizational issues to ensure a smooth transition for GetThere and Sabre. Integration generally is an ongoing process spanning some months. Be assured that our team of individuals will quickly and efficiently integrate the two companies.
  What should I say if someone from the media asks me about the acquisition?
    All media questions should be directed to Dan Toporek at 650-752-1627.
  How were our customers informed of this acquisition?
    All customers received an email announcing the acquisition agreement this morning. In addition, we'll be calling customers to provide further details.
  What will the sales force be selling?
    The GetThere product line will continue to be developed, sold and supported during the transition. Until the acquisition agreement is approved, there will be no cooperation between the two companies regarding customer acquisition or sales strategy. Our current competitive relationship will remain in place until the agreement is final.
  Will sales territories change with the new organization?
    No discussion of sales tactics or coverage will take place between GetThere and Sabre BTS until the acquisition is approved and the deal closes. At that time, we will discuss how to best cover the market and make territory changes as appropriate. Until then, we will continue to actively pursue customers and close business.
  Where do I go for ongoing information about the acquisition?
    We are using GTweb as the communication headquarters. On GTweb we will post information (internal and external) related to the acquisition. You will be able to ask questions while also having the benefit of reading and responding to answers provided by the management of GetThere.

This communication is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). At the time Sabre commences a tender offer, GetThere will file a solicitation/recommendation statement in response to that tender offer. SECURITY HOLDERS OF GETTHERE ARE ADVISED TO READ GETTHERE'S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025, Attention: Investor Relations, Telephone: 650.752.1500.